NEUTRAL TANDEM, INC.

One South Wacker Drive, Suite 200

Chicago, IL 60606

October 30, 2007

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attn:	John Harrington

Re:	Neutral Tandem, Inc.
Registration Statement on Form S-1
Originally Filed January 22, 2007
File No. 333-140127

Ladies and Gentlemen:

Neutral Tandem, Inc. (the “Company”) hereby requests acceleration of the effective date of the Registration Statement on Form S-1, File No. 333-140127, as amended, to 4:00 p.m., Eastern time, on November 1, 2007, or as soon thereafter as practicable. In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the Company hereby confirms that it is aware of its obligations under the Act. In addition, the Company acknowledges that:

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should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

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the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Andrew J. Terry of Kirkland & Ellis LLP, special counsel to the Company, at (312) 861-2192, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

NEUTRAL TANDEM, INC.

By:	/s/ Surendra Saboo Name: Surendra Saboo Title: Chief Operating Officer

cc:	Andrew J. Terry

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